Dreyfus
New York Tax Exempt
Intermediate Bond Fund

SEMIANNUAL REPORT November 30, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Intermediate Bond Fund, covering the six-month period from June 1, 2006, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus New York Tax Exempt Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended November 30, 2006, the fund achieved a total return of 3.46%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 3.89% for the same period.[2] In addition, the average total return for all funds reported in the Lipper New York Intermediate Municipal Debt Funds category was 3.39%.[3]

Municipal bonds generally rallied over the reporting period as slowing U.S. economic growth helped ease inflation fears. The fund produced a lower return than that of its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses. However, the fund produced a higher return than its Lipper category average, due to its relatively long average duration and contributions from corporate-backed municipal bonds.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its net assets in bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Municipal bond prices declined sharply in May 2006, after unexpectedly hawkish comments from members of the Federal Reserve Board (the "Fed") caused investors to revise upward their inflation and interest-rate expectations. In fact, by the end of June, the Fed had hiked the overnight federal funds rate to 5.25% in its ongoing inflation-fighting effort.

Investor sentiment soon began to improve, however, as a softening housing market and moderating employment gains over the summer indicated that the U.S. economy was slowing. The Fed lent credence to this view when it refrained in August, September and October from raising short-term interest rates after more than two years of steady rate hikes. Municipal bonds generally rallied as investors first anticipated, and then reacted to, the Fed's pause, causing yield differences between shorter- and longer-term bonds to narrow toward historical lows.

In addition, municipal bond prices were supported by favorable supply-and-demand influences. Like most states and municipalities, New York state and New York City took in more tax revenue than originally projected. The state expects to end its 2007 fiscal year with a budget surplus, reducing its need to borrow. Consequently, the supply of newly issued bonds declined compared to the same period one year earlier, while investor demand remained robust.

For most of the reporting period, the fund's longer-than-average duration enabled it to participate more fully in the market rally. In addition, the fund benefited from its holdings of non-callable bonds, diversified names and lower-rated credits. The fund's holdings of tax exempt corporate-backed bonds — debt securities that are backed by corporations or other legal entities — also performed well as investors reached for additional yield.

What is the fund's current strategy?

Recent economic data continues to indicate that U.S. economic growth is moderating with relatively little risk of recession. This suggests to us that the Fed is likely to remain on hold for the foreseeable future, and market volatility could become more subdued. Moreover, with yield differences near historical lows along the market's maturity spectrum, we expect to see fewer opportunities in the longer end of the market's maturity range. Accordingly, we recently began to reduce the fund's average duration to a market-neutral position, and we expect to maintain an emphasis on higher-quality, income-oriented securities. Of course, portfolio strategy and composition may change as market and economic conditions dictate.

December 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Intermediate Bond Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 4.23
Ending value (after expenses)	$1,034.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 4.20
Ending value (after expenses)	$1,020.91

† *Expenses are equal to the fund's annualized expense ratio of .83%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

Long-Term Municipal Investments—99.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—95.6%				
Buffalo (Insured; FGIC)	5.00	12/1/12	1,800,000	1,922,508
Buffalo (Insured; FGIC)	5.13	12/1/14	2,820,000	3,020,756
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured Bonds (Insured; MBIA)	5.00	9/1/19	1,985,000	2,163,609
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	745,000	757,844
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	1,055,000	1,073,188
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	1,110,000	1,132,222
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	740,000	754,815
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	1,160,000	1,183,026
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	825,000	841,376
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/12	1,225,000	1,248,459
City School District of the City of Niagara Falls, COP (High School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,512,438
City School District of the City of Niagara Falls, COP (High School Facility) (Insured; MBIA)	5.63	6/15/13	2,045,000	2,293,917

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Erie County, Public Improvement (Insured; MBIA)	5.25	4/1/18	2,000,000	2,202,880
Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility)	5.25	7/1/18	1,730,000	1,855,615
Hempstead Town Industrial Development Agency, RRR (American Ref Fuel Project)	5.00	6/1/10	6,000,000	6,173,940
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	5.50	5/1/09	1,140,000	1,152,529
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,449,300
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.80	9/1/15	2,000,000 [a]	1,993,900
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,830,000 [b]	1,967,836
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	3,820,000 [b]	4,137,404
Nassau County, General Improvement (Insured; FSA)	5.75	3/1/10	4,955,000 [b]	5,300,164
Nassau County Health Care Corp., Health System Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 [b]	4,330,240
New York City	5.00	11/1/12	2,000,000	2,141,960
New York City	5.25	8/1/17	2,295,000	2,510,478
New York City	5.25	10/15/19	5,000,000	5,408,100
New York City	5.00	4/1/20	3,500,000	3,759,980
New York City	5.00	8/1/20	2,000,000	2,153,540
New York City	5.00	8/1/22	2,000,000	2,159,800
New York City	5.25	10/15/22	2,000,000	2,164,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City (Insured; FSA)	5.25	10/15/19	1,450,000	1,588,490
New York City Health and Hospital Corp., Health System Revenue	5.25	2/15/17	1,550,000	1,603,708
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.10	5/1/08	500,000	506,415
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.25	5/1/10	555,000	572,559
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.30	5/1/11	585,000	604,744
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.00	7/1/12	1,460,000	1,567,514
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.25	7/1/15	1,640,000	1,811,888
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	3,048,088
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,750,000	2,935,624
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,899,550

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	2,780,000	2,877,022
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,212,140
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	2,830,000	3,112,151
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.38	6/15/16	1,500,000	1,629,525
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,858,183
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	3,000,000	3,288,210
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	5/15/09	3,000,000 [b]	3,154,140
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 [b]	2,279,377
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,885,000 [b]	3,109,221
New York Convention Center Development Corp., Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,757,994
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	3,000,000	3,347,040

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Hospital Insured Mortgage Revenue (The New York and Presbyterian Hospital) (Collateralized; FHA and Insured; FSA)	5.25	8/15/15	2,985,000	3,280,694
New York State Dormitory Authority, LR (Court Facilities–Westchester County)	5.00	8/1/10	5,570,000	5,793,636
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC)	5.00	7/1/15	2,000,000	2,078,920
New York State Dormitory Authority, Revenue (Catholic Health–Long Island Obligation Group)	5.00	7/1/10	1,370,000	1,416,457
New York State Dormitory Authority, Revenue (Catholic Health–Long Island Obligation Group)	5.00	7/1/11	1,585,000	1,651,776
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,146,860
New York State Dormitory Authority, Revenue (FIT Student Housing Corp.) (Insured; FGIC)	5.25	7/1/16	3,755,000	4,168,238
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,069,460
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,574,889
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,820,746
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 [b]	2,549,837

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	445,000	484,565
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	850,000	862,189
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,012,880
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,454,153
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,563,115
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	2,014,845
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,216,708
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,497,226
New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Group)	5.00	5/1/18	3,280,000	3,453,545
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,182,742
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,098,905
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,084,730

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,931,895
New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC)	5.25	8/1/15	2,135,000	2,299,352
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,435,000	1,502,560
New York State Dormitory Authority, Revenue (Schools Program) (Insured; MBIA)	5.25	7/1/10	1,670,000	1,755,187
New York State Dormitory Authority, Revenue (South Nassau Communities Hospital)	5.00	7/1/08	1,490,000	1,514,809
New York State Dormitory Authority, Revenue (South Nassau Communities Hospital)	5.25	7/1/10	1,465,000	1,526,310
New York State Dormitory Authority, Revenue (State Service Contract−Albany County)	5.25	4/1/08	1,210,000 [b]	1,249,628
New York State Dormitory Authority, Revenue (State Service Contract−Albany County)	5.10	4/1/10	2,310,000	2,373,410
New York State Dormitory Authority, Revenue (State University Educational Facility) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,704,800
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,185,380
New York State Dormitory Authority, Secured HR (Interfaith Medical Center) (Insured; MBIA)	5.38	2/15/12	3,340,000	3,451,222
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 [b]	5,517,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, State Personal Income Tax Revenue (Education) (Insured; FSA)	5.00	3/15/21	5,000,000	5,410,100
New York State Environmental Facilities Corp., State Personal Income Tax Revenue (Environment) (Insured; FGIC)	5.38	1/1/15	1,000,000	1,095,920
New York State Environmental Facilities Corp., SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	2,018,420
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	1,012,590
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,567,425
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,534,778
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC)	5.00	9/15/20	1,270,000	1,371,359
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 [b]	2,160,540
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	6.27	4/1/18	5,000,000 [c,d]	5,471,275
New York State Urban Development Corp., Corporate Purpose– Subordinated Lien	5.13	7/1/18	4,550,000	4,926,786

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	1,350,000	1,425,465
Orange County Industrial Development Agency, Life Care Community Revenue (The Glen Arden, Inc. Project)	5.35	1/1/07	225,000	225,144
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,446,750
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.25	1/1/17	755,000	782,346
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.30	1/1/18	845,000	874,879
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) (LOC; Bank of America)	7.55	6/1/07	2,000,000	2,034,900
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,526,819
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,057,230
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,849,853

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	4,775,000	5,198,161
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,294,120
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	4,450,000	4,856,730
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA)	5.13	1/1/14	3,000,000 [b]	3,296,610
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Co. Project)	5.50	7/1/09	2,650,000	2,694,732
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,800,000	2,775,276
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 [b]	2,219,425
U.S. Related−3.8%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 [b]	2,153,500
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [b]	3,230,250
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,075,320
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,364,133
Total Long-Term Municipal Investments (cost $273,503,274)				**283,970,012**

Short-Term Municipal Investment—.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related;				
Government Development Bank of Puerto Rico, CP (cost $2,000,000)	4.05	2/2/07	2,000,000	**1,999,580**
Total Investments (cost $275,503,274)			**100.1%**	**285,969,592**
Liabilities, Less Cash and Receivables			**(.1%)**	**(376,749)**
Net Assets			**100.0%**	**285,592,843**

[a] *Variable rate security—interest rate subject to periodic change.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Collateral for floating rate borrowings.*

[d] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, this security amounted to $5,471,275 or 1.9% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	45.0
AA		Aa		AA	29.2
A		A		A	9.6
BBB		Baa		BBB	9.1
BB		Ba		BB	3.8
B		B		B	2.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	1.2
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	275,503,274	285,969,592
Interest receivable		4,382,263
Receivable for shares of Beneficial Interest subscribed		3,471
Prepaid expenses		6,013
		290,361,339
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		178,841
Cash overdraft due to Custodian		1,912,662
Payable for floating rate notes issued		2,500,000
Payable for shares of Beneficial Interest redeemed		89,578
Interest and related expenses payable		16,105
Accrued expenses		71,310
		4,768,496
Net Assets ($)		**285,592,843**
Composition of Net Assets ($):		
Paid-in capital		276,271,655
Accumulated undistributed investment income–net		14,690
Accumulated net realized gain (loss) on investments		(1,159,820)
Accumulated net unrealized appreciation (depreciation) on investments		10,466,318
Net Assets ($)		**285,592,843**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,782,412
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**18.10**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**6,688,136**
Expenses:	
Management fee–Note 3(a)	885,015
Service plan and prospectus fees–Note 3(b)	153,971
Shareholder servicing costs–Note 3(b)	60,743
Interest and related expenses	48,513
Professional fees	30,284
Custodian fees	12,141
Registration fees	9,060
Trustees' fees and expenes–Note 3(c)	8,710
Shareholders' reports	6,756
Loan commitment fees–Note 2	1,016
Miscellaneous	18,484
Total Expenses	**1,234,693**
Investment Income–Net	**5,453,443**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(301,042)
Net unrealized appreciation (depreciation) on investments	4,774,398
Net Realized and Unrealized Gain (Loss) on Investments	**4,473,356**
Net Increase in Net Assets Resulting from Operations	**9,926,799**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31, 2006
Operations ($):		
Investment income–net	5,453,443	11,157,566
Net realized gain (loss) on investments	(301,042)	(307,134)
Net unrealized appreciation (depreciation) on investments	4,774,398	(8,171,963)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,926,799**	**2,678,469**
Dividends to Shareholders from ($):		
Investment income–net	(5,438,753)	(11,130,108)
Net realized gain on investments	–	(2,211,717)
Total Dividends	**(5,438,753)**	**(13,341,825)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	9,303,207	41,531,898
Dividends reinvested	4,231,230	10,367,968
Cost of shares redeemed	(35,586,701)	(63,469,916)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(22,052,264)**	**(11,570,050)**
Total Increase (Decrease) in Net Assets	**(17,564,218)**	**(22,233,406)**
Net Assets ($):		
Beginning of Period	303,157,061	325,390,467
End of Period	**285,592,843**	**303,157,061**
Undistributed investment income–net	14,690	–
Capital Share Transactions (Shares):		
Shares sold	519,679	2,292,133
Shares issued for dividends reinvested	235,846	573,752
Shares redeemed	(1,983,199)	(3,509,808)
Net Increase (Decrease) in Shares Outstanding	**(1,227,674)**	**(643,923)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	17.82	18.43	18.14	19.19	18.50	18.32
Investment Operations:						
Investment income−net [a]	.33	.64	.64	.66	.73	.79
Net realized and unrealized gain (loss) on investments	.28	(.48)	.34	(.92)	.84	.18
Total from Investment Operations	.61	.16	.98	(.26)	1.57	.97
Distributions:						
Dividends from investment income−net	(.33)	(.64)	(.64)	(.65)	(.72)	(.79)
Dividends from net realized gain on investments	−	(.13)	(.05)	(.14)	(.16)	−
Total Distributions	(.33)	(.77)	(.69)	(.79)	(.88)	(.79)
Net asset value, end of period	18.10	17.82	18.43	18.14	19.19	18.50
Total Return (%)	3.46[b]	.87	5.55	(1.41)	8.69	5.37
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.83[c]	.79	.89	.95	.95	.94
Ratio of net expenses to average net assets	.83[c]	.79	.81	.80	.80	.80
Ratio of net investment income to average net assets	3.70[c]	3.53	3.46	3.52	3.87	4.27
Portfolio Turnover Rate	11.28[b]	29.73	26.56	44.58	30.18	21.33
Net Assets, end of period ($ x 1,000)	285,593	303,157	325,390	338,765	389,782	373,620

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Intermediate Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgement of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

Inverse floaters purchased after January 1, 1997 in the agency market are accounted for as financing transactions in accordance with FASB 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2006 were as follows: tax exempt income $11,130,108, ordinary income $74,591 and long-term capital gains $2,137,126. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund. The Service Plan provides for payments to be made at an annual aggregate rate of up to .25% of the value of the fund's average daily net assets. The Service Plan provided for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Service Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended November 30, 2006, the fund was charged $153,971 pursuant to the Service Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $38,985 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $140,689, Rule 12b-1 service plan fees $23,448, chief compliance officer fees $1,704 and transfer agency per account fees $13,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2006, redemption fees charged and retained by the fund amounted to $2.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2006, amounted to $32,658,712 and $53,914,934, respectively.

At November 30, 2006, accumulated net unrealized appreciation on investments was $10,466,318, consisting of $10,584,379 gross unrealized appreciation and $118,061 gross unrealized depreciation.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Hodding Carter III †	8,505,453	799,532
Ehud Houminer †	8,534,518	770,467
Richard C. Leone †	8,545,718	759,268
Hans C. Mautner †	8,541,353	763,632
Robin A. Melvin †	8,548,340	756,645
John E. Zuccotti †	8,540,106	764,879

† *Each new Board member's term commenced on January 1, 2007.*
In addition Joseph S. DiMartino, David W. Burke, Gordon J. Davis, Joni Evans, Arnold S. Hiatt and Burton N. Wallack continue as Board members of the fund.

NOTES

For More Information

**Dreyfus New York
Tax Exempt Intermediate
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0705SA1106